Exhibit 1

For immediate release
January 29, 2004	(publié également en français)

Petro-Canada Achieves Major Strategic Milestones in a Banner Year

Highlights

•                  Earnings from operations of $1.4 billion in 2003

•                  Integrated oil sands strategy confirmed

•                  Strengthened balance sheet provides opportunity to pursue new growth

Calgary — Petro-Canada announced today fourth quarter earnings from operations of $152 million ($0.57 per share), which include after-tax charges to earnings of $82 million ($0.31 per share) relating to the original refinery conversion plan at Edmonton and $51 million ($0.19 per share) for the increase in Ontario tax rates.  Excluding the above noted items, earnings from operations were $285 million ($1.07 per share) compared with $370 million ($1.40 per share) on the same basis for the fourth quarter of 2002.  Earnings from operations do not include gains or losses on foreign currency translation and on disposal of assets.  Fourth quarter 2003 cash flow was $628 million ($2.37 per share), down from $807 million ($3.06 per share) in the fourth quarter of last year.  Cash flow is before changes in non-cash working capital.

Fourth quarter net earnings in 2003, including gains or losses on foreign currency translation and on disposal of assets, were $200 million ($0.75 per share) compared with $356 million ($1.35 per share) in the same period of 2002.

Earnings from operations in 2003 were $1 401 million ($5.29 per share) compared with $1 024 million ($3.90 per share) in the same period of 2002.  Net earnings in 2003, including gains or losses on foreign currency translation and on disposal of assets, were $1 669 million ($6.30 per share) compared with $974 million ($3.71 per share) in the same period of 2002.  Cash flow in 2003 was $3 372 million ($12.73 per share) compared with $2 276 million ($8.66 per share) in 2002.

“Strong operating results and a robust business environment enabled Petro-Canada to deliver a banner year in 2003,” said Chief Executive Officer Ron Brenneman.  “I am particularly pleased with the progress we made in executing our plans.  We confirmed and advanced our integrated oil sands strategy, we announced the planned consolidation of our Eastern Canada refinery operations and made significant strides internationally.”

Commenting on the Company’s future position, Brenneman added, “We are confident that our diverse asset base will continue to deliver strong results.  Solid cash flow will fund our capital investments in 2004 and with our balance sheet strengthened we are in excellent shape to pursue additional growth opportunities.”

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and Internationally.  Its common shares trade on the TSX under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information, please contact:

INVESTOR AND ANALYST INQUIRIES	MEDIA AND GENERAL INQUIRIES
Gordon Ritchie	Helen Wesley
Investor Relations	Corporate Communications
(403) 296-7691	(403) 296-3555
E-MAIL: investor@petro-canada.ca

INTERNET SITE:  www.petro-canada.ca

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis set out in pages 2 to 12 should be read in conjunction with the unaudited consolidated interim financial statements of the Company for the three-months and year ended end December 31, 2003, Management’s Discussion and Analysis for the periods ended March 31, 2003, June 30, 2003 and September 30, 2003,  Management’s Discussion and Analysis for the year ended December 31, 2002, the 2002 audited consolidated financial statements and the Company’s 2002 Annual Information Form.

NON GAAP MEASURES

Cash flow, which is expressed before changes in non-cash working capital, is used by the Company to analyze operating performance, leverage, and liquidity.  Earnings from operations, which represents net earnings excluding gains or losses on foreign currency translation and on disposal of assets, is used by the Company to evaluate operating performance.  Cash flow and earnings from operations do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (“GAAP”) and therefore may not be comparable with the calculation of similar measures for other companies.

BUSINESS ENVIRONMENT

Market prices shown in the table below influence average prices realized for crude oil, natural gas liquids and natural gas as shown on the table on page 11.

The impact of higher U.S. dollar denominated market prices has been more than countered by the impact of the weakened U.S. dollar on prices realized in 2003.  For example, in the fourth quarter of 2003, West Texas Intermediate (WTI) oil prices averaged $31.18 per barrel in U.S. dollars, up 10.8% from the average price of $28.15 per barrel in U.S. dollars in the fourth quarter of 2002.  However, the Canadian dollar averaged US$0.76 in the fourth quarter of 2003, up 19.3% from US$0.637 in the fourth quarter of 2002.  The net impact of these two changes decreased Petro-Canada’s corporate-wide realized Canadian dollar prices by 7.2% for crude oil and liquids, from $44.19 per barrel in the fourth quarter of 2002 to $41.03 per barrel in the fourth quarter of 2003.

Similarly, fourth quarter 2003 Canadian dollar denominated refinery margins were lower than Canadian dollar denominated refinery margins in the fourth quarter of 2002.

The average market prices for the three months and year ended December 31, were:

	Three months ended December 31		Year ended December 31
(averages for the period)	2003	2002	2003	2002
Dated Brent at Sullom Voe US$/bbl	29.41	26.78	28.84	24.98
West Texas Intermediate (WTI) at Cushing US$/bbl	31.18	28.15	31.04	26.08
Edmonton Light Cdn$/bbl	39.96	43.36	43.77	40.41
Edmonton Light/Bow River price differential Cdn$/bbl	12.07	11.34	11.67	8.90
Natural Gas at Henry Hub US$/mmbtu	4.58	3.99	5.44	3.25
Natural Gas at AECO Cdn$/mcf	5.83	5.48	6.99	4.24
New York Harbour 3-2-1 crack spread US$/bbl	4.97	4.64	5.31	3.36
Exchange rate - US cents/Cdn$	76.0	63.7	71.4	63.7

The following table shows the estimated after-tax effects that changes in certain factors would have had on Petro-Canada’s 2003 net earnings had these changes occurred.

Factor(1)	Change (+)	Net Earnings Impact (millions of dollars)	Net Earnings Impact Per Share
Upstream
Price received for crude oil and liquids(2)	C$1.00/bbl	48	0.18
Price received for natural gas	C$0.25/mcf	36	0.14
Exchange rate: US$ per CDN$ refers to impact on Upstream net earnings	C$0.01	(39)	(0.15)
Crude oil & liquids production	1 000 b/d	4	0.02
Natural gas production	10 mmcf/d	6	0.02
Downstream
New York Harbour 3-2-1 crack spread	US$0.10.bbl	4	0.02
Light/Heavy crude price differential	C$1.00/bbl	11	0.04
Corporate
Exchange rate: US$ per CDN$(3) refers to impact of the revaluation of U.S. dollar denominated long-term debt.	C$0.01	9	0.03

(1)               The impact of a change in one factor may be compounded or offset by changes in other factors.  The table does not consider the impact of any inter-relationship among factors.

(2)               This sensitivity is based upon an equivalent change in the price of WTI and North Sea Brent.

(3)               This refers to gains or losses on $873 million of the Company’s U.S. denominated long-term debt.  Gains or losses on foreign currency denominated long-term debt associated with self-sustaining international subsidiaries are deferred and included as part of shareholders’ equity.

ANALYSIS OF CONSOLIDATED EARNINGS AND CASH FLOW

Fourth quarter earnings from operations were $152 million ($0.57 per share), which include after-tax charges to earnings of $82 million ($0.31 per share) for the write off of costs related to the original refinery conversion plan at Edmonton and $51 million ($0.19 per share) for the increase in Ontario tax rates.   Excluding the above noted items, earnings from operations were $285 million ($1.07 per share) compared with $370 million ($1.40 per share) on the same basis for the fourth quarter in 2002. The decrease in earnings from operations was primarily due to lower Canadian dollar denominated refinery cracking margins and crude oil prices, higher operating expenses in Oil Sands related to an unplanned shutdown at Syncrude and one-time charges in International and Downstream.

Fourth quarter net earnings, including gains or losses on foreign currency translation and on disposal of assets, were $200 million ($0.75 per share) compared with $356 million ($1.35 per share) in the same period of 2002.  Net earnings in the fourth quarter of 2003 include an after-tax gain of $43 million ($0.16 per share) on foreign currency translation and a $5 million ($0.02 per share) gain on asset sales, compared to an after-tax loss of $16 million ($0.06 per share) on foreign currency translation and a $2 million ($0.01 per share) gain on asset sales during the fourth quarter of 2002.

In 2003, fourth quarter cash flow was $628 million ($2.37 per share), down from $807 million ($3.06 per share) in the same quarter of 2002. Fourth quarter 2003 cash flow reflected lower operating earnings and a $6 million increase of current income taxes resulting from the inventory valuation method prescribed for income tax purposes in the Downstream and was unchanged by net deferrals of current income taxes related to earnings of the Petro-Canada Oil and Gas partnership.  Fourth quarter of 2002 cash flow was increased by $7 million as a result of the inventory valuation method prescribed for income tax purposes in the Downstream and increased by $30 million for the net deferrals of current income taxes related to earnings of the Petro-Canada Oil and Gas partnership.

Earnings from operations in 2003 were $1 401 million ($5.29 per share) compared with $1 024 million ($3.90 per share in the same period of 2002.  Higher earnings from operations reflect stronger realized natural gas prices, an additional four months of International operations, increased production from East Coast Oil, higher refinery cracking margins and positive adjustments for income tax rate changes and International provisions.  Offsetting these positive impacts were after tax charges of $151 million for the consolidation of the Company’s Eastern Canada refinery operations, $82 million for the write-off of costs related to the original refinery conversion plan at Edmonton and a $46 million provision related to the potential sale of a non-core asset in Kazakhstan.

Net earnings in 2003, including gains or losses on foreign currency translation and on disposal of assets, were $1 669 million ($6.30 per share) compared with $974 million ($3.71 per share) in the same period of 2002.  Net earnings in 2003 include a gain on foreign currency translation of $239 million ($0.90 per share) and a gain on asset sales of $29 million ($0.11 per share).  In 2002, net earnings include a loss on foreign currency translation of $52 million ($0.20 per share) and a gain on asset sales of $2 million ($0.01 per share).

Consolidated 2003 cash flow was $3 372 million ($12.73 per share) compared with $2 276 million or ($8.66 per share) in 2002. Cash flow in 2003 reflected higher operating earnings, approximately $120 million of net deferrals of current income taxes related to earnings of the Petro-Canada Oil and Gas Partnership and a $25 million decrease in current income taxes resulting from the inventory valuation method prescribed for income tax purposes in the Downstream.

UPSTREAM

Production

Petro-Canada converts gas to oil equivalent at a rate of 6 000 cubic feet of gas to one barrel of oil.

In the fourth quarter of 2003, Petro-Canada’s production of crude oil, field natural gas liquids and natural gas averaged 471 500 barrels of oil equivalent per day compared with 472 400 barrels of oil equivalent per day in the same period of 2002.  Increased production from MacKay River, Libya and Trinidad were offset by lower production from Syria, Syncrude and Western Canada.

In 2004, the Company’s upstream production is expected to average 450 000 barrels of oil equivalent per day.

2004 Outlook As at January 29, 2004
(thousands of barrels of oil equivalent per day)
North American Gas
- Gas	106
- Liquids	13
East Coast Oil	80
Oil Sands
- Syncrude	28
- MacKay River	25
International
- North Africa/Near East	133
- Northwest Europe	54
- Northern Latin America	11

Total	450

Notes:             Barrels of Oil Equivalent (BOEs) may be misleading particularly if used in isolation.  A BOE conversion ratio of 6 Mcf:1 barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Reserves

Total proved reserves at year-end 2003 were 1 220 MMboe, down 5 per cent from 1 290 MMboe in 2002.  Reserves in North American Gas and International declined as production and net asset sales exceeded reserve additions from exploration and development.  The Company is in the process of building a balanced exploration portfolio to replace and grow reserves for the long-term.

The following table exhibits Petro-Canada’s Upstream reserves in millions of barrels of oil equivalent (1).

Net, before royalties	North American Gas	East Coast Oil	Oil Sands(3)	International	Total
December 31, 2002	419	67	356	448	1 290
Production	(48)	(31)	(13)	(77)	(169)
Changes(2)	9	35	15	40	99
December 31, 2003	380	71	358	411	1 220

Notes: (1)

Barrels of Oil Equivalent (BOEs) may be misleading particularly if used in isolation.  A BOE conversion ratio of 6 Mcf:1 barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(2)	Changes include revisions, extensions, discoveries, improved recovery, purchases and sales.
(3)	Oil Sands includes 330 million of reserves from the Syncrude mining operation at year-end 2003.

North American Gas

North American Gas contributed fourth quarter net earnings of $67 million compared with net earnings of $90 million in the same quarter last year.  The net earnings decrease was mainly attributable to a $19 million charge to reflect the increase in Ontario income tax rates and the impact of lower volumes.

Fourth quarter Canadian natural gas realized prices averaged $5.25 per thousand cubic feet, down from $5.31 per thousand cubic feet in the same quarter of 2002.

Fourth quarter natural gas production averaged 694 million cubic feet per day compared with 712 million cubic feet per day in the same period last year.  Crude oil and natural gas liquids production averaged 15 600 barrels per day net to Petro-Canada, compared with 18 700 barrels per day in the fourth quarter of 2002.  Production for the fourth quarter of 2003 was negatively affected by the sale of properties in June 2003, that produced approximately 10 million cubic feet per day of natural gas and 2 000 barrels per day of oil and natural gas liquids.

Natural gas volumes for 2004 are expected to average 640 million cubic feet per day.

East Coast Oil

Net earnings from East Coast Oil were $137 million unchanged from $137 million in the fourth quarter of 2002.  The negative impact of lower Canadian realized prices and a $14 million charge to reflect the increase in Ontario tax rates was offset by the receipt of insurance proceeds from the delayed start-up of Terra Nova in 2002.

Fourth quarter East Coast Oil crude prices realized averaged $38.66 per barrel compared with $42.05 per barrel in the fourth quarter of 2002.

Fourth quarter production averaged 87 500 barrels per day net to Petro-Canada, the same as the fourth quarter of 2002.

In 2004, net daily production for East Coast Oil is expected to average approximately 80 000 barrels per day, taking into account a ten-day potential shutdown at Terra Nova and a ten day planned maintenance shutdown at Hibernia.

Other East Coast Offshore

Construction on the White Rose development facilities continued to progress.  Drilling of the first two development wells has been completed.  The FPSO hull, including the turret assembly, is entering the final stages of completion in South Korea and the combined structure is expected to arrive in Newfoundland and Labrador in the second quarter of 2004. The FPSO’s topside modules will be installed on the hull in Marystown, Newfoundland and Labrador.

Oil Sands

Oil Sands reported a fourth quarter net loss of $94 million compared with net earnings of $21 million in the same quarter of 2002.  Excluding the $82 million charge to earnings related to the original refinery conversion plan at Edmonton and the $9 million charge to reflect the increase in Ontario tax rates, Oil Sands posted a loss of $3 million in the fourth quarter of 2003.   Lower earnings were due to an unscheduled coker shutdown and lower realized prices at Syncrude.

Fourth quarter 2003 Syncrude realized prices averaged $38.80 per barrel compared with $43.23 per barrel in the same period last year.  MacKay River realized bitumen prices averaged $13.08 per barrel in the fourth quarter of 2003 compared with $14.61 in the fourth quarter of 2002.

Syncrude production for the fourth quarter averaged 24 500 barrels per day net to Petro-Canada compared with 29 900 barrels per day in the same quarter of 2002. The reduction was due to an unscheduled shutdown of one of Syncrude’s two cokers in October and November.  The coker was shutdown for approximately 38 days and came back on stream in mid-November.  Production from the Aurora #2 mine started up in mid-October.

In 2004, production from Syncrude is expected to be approximately 28 000 barrels per day net to Petro-Canada.

Fourth quarter MacKay River production averaged 16 300 barrels per day, up from 4 500 barrels per day in the same period in 2002.  A 165 megawatt co-generation facility completed by TransCanada Energy Limited late in 2003 is being commisioned and will reduce operating costs and increase steam generation capacity at MacKay River.  While owned by TransCanada Energy, the facility will be operated as part of the MacKay River facility.

MacKay River production is expected to average 25 000 barrels per day to Petro-Canada in 2004.

In December, the Company announced a new plan to upgrade and refine oil sands feedstock at Suncor and its Edmonton refinery – a major step in the Company’s long-term oil sands strategy. By reconfiguring the refinery and supplying it with feedstock through an agreement with Suncor Energy Inc., Petro-Canada will effectively process 53 000 barrels per day of bitumen, providing for existing and future SAGD production from Petro-Canada’s leases.  The facilities to implement this strategy will be complete in 2008.

International

International contributed fourth quarter net earnings of $54 million, compared with earnings of $95 million in the same quarter of 2002.  The earnings decrease was due to lower Canadian dollar realized prices, a one-time adjustment due to product quality differentials in the United Kingdom and $17 million of positive tax adjustments in the fourth quarter of 2002.

Realized International oil and liquids prices in the fourth quarter averaged $37.60 per barrel, compared with $41.17 per barrel in the same period of 2002.  International realized prices for natural gas averaged $4.68 per thousand cubic feet in the fourth quarter of 2003 compared with $4.67 per thousand cubic feet in the same period of 2002.

International production for the fourth quarter averaged 212 000 barrels of oil equivalent per day compared with 213 200 barrels of oil equivalent per day net to Petro-Canada in the fourth quarter of 2002, as higher Libyan and Trinidad production was more than offset by lower Syrian volumes.

In 2004, net daily production for International is expected to average 198 000 barrels of oil equivalent.

Northwest Europe

Fourth quarter daily production averaged 53 900 barrels of oil equivalent per day net to Petro-Canada compared with 54 200 barrels of oil equivalent per day in the same period last year.  Production from the United Kingdom averaged 29 100 barrels of oil equivalent per day in the fourth quarter of 2003, down from 32 800 barrels of oil equivalent per day in the same period last year. Netherlands production averaged 24 800 barrels of oil equivalent per day in the quarter, up from 21 400 barrels of oil equivalent per day in the fourth quarter of 2002.

The Clapham development (Petro-Canada 100% working interest) in the UK Central North Sea, achieved first oil in late November 2003, on-budget and ahead of schedule.  The field has been developed with sub-sea facilities tied back to the Triton floating production storage and offloading vessel (FPSO) via the Guillemot West & Northwest subsea infrastructure.  Peak production of 15,000 barrels of oil per day net to Petro-Canada was achieved in the fourth quarter of 2003.

Production from the L5b (Petro-Canada 30% working interest) gas development in the Netherlands was brought on stream in the fourth quarter.  Peak production of 18 million cubic feet per day net to Petro-Canada was achieved in the fourth quarter of 2003.

Front-end engineering work on the Pict field, in the UK Central North Sea, progressed during the quarter.  The field will be developed with sub-sea facilities to be tied back to the Triton FPSO.  It is anticipated that the development plan will be put forward for sanction in the second quarter of 2004.

In 2004, net daily production for Northwest Europe is expected to average 54 000 barrels of oil equivalent.

North Africa/Near East

In the fourth quarter, production in North Africa/Near East averaged 145 900 barrels of oil equivalent per day net to Petro-Canada, down from 152 300 barrels of oil equivalent per day net to Petro-Canada in the same quarter of 2002. Libyan production averaged 50 800 barrels per day, up from 43 500 barrels per day in the fourth quarter of 2002.   Syrian production averaged 91 700 barrels of oil equivalent per day net to Petro-Canada, down from 106 300 barrels of oil equivalent per day net to Petro-Canada in the same quarter last year.

In the fourth quarter, Petro-Canada was successful in its bid for the Zotti Block offered in the Algerian 4th Licensing round.  This 2 800 square kilometer block is situated in Algeria’s southeast zone adjacent to the Gassi El Agreb oil development. Petro-Canada will be the operator with a 100% working interest. The first phase of the work program includes the acquisition of 400 kilometers of 2D seismic and the drilling of one exploration well.  The award is subject to final government approval.

Also in the quarter, Petro-Canada signed a Production Sharing Contract (PSC) for exploration Block II with the Government of the Syrian Arab Republic and the Syrian Petroleum Company.  Petro-Canada holds a 100% interest as operator in the PSC.  The work program of the first phase of the PSC includes: reprocessing of existing 2-D seismic data; acquisition of 250 kilometers of new 2D seismic; geological study work; and two exploration wells. The block is located in Northeastern Syria, covers an area of 6 800 square kilometers and is within workable distances of existing infrastructure.

In 2004, net daily production for North Africa/Near East is expected to average 133 000 barrels of oil equivalent reflecting lower volumes in Syria.

Northern Latin America

Trinidad offshore gas production averaged 74 million cubic feet per day net to Petro-Canada in the fourth quarter of 2003, up from 41 million cubic feet per day net to Petro-Canada in the fourth quarter of 2002.

In 2004, net daily production for Trinidad is expected to average 60 million cubic feet per day.

In Venezuela, an extended production test will be undertaken in 2004 to evaluate the commercial viability of the La Ceiba discovery.  In the fourth quarter of 2003, discussions were terminated regarding the potential acquisition of the Cerro Negro heavy oil assets in Venezuela.  Pre-emptive rights held by other joint owners could not be resolved.

DOWNSTREAM

The Downstream posted fourth quarter net earnings of $34 million compared with net earnings of $80 million in the same quarter of 2002.  The reduction in net earnings was due to lower realized margins in Canadian dollars, $15 million of after-tax charges for the additional depreciation and other charges related to the previously announced consolidation of Eastern Canada refinery operations and an $11 million charge to reflect the increase in Ontario tax rates.

The fourth quarter New York Harbour 3-2-1 refinery crack spread averaged US$ 4.97 per barrel, up from US$ 4.64 per barrel in the fourth quarter of 2002.  However, due to the appreciation of the Canadian dollar relative to the United States dollar, the New York Harbour 3-2-1 refinery crack spread averaged $6.56 per barrel in Canadian dollars in the fourth quarter of 2003, down from $7.28 per barrel in the same quarter of 2002.  The domestic light/heavy crude price differential widened to $12.07 per barrel in the fourth quarter of 2003 compared with $11.34 per barrel in 2002.

In the fourth quarter, total sales of refined petroleum products were unchanged from the same period last year. In 2003, total sales of refined petroleum products were 2 per cent above the previous year.

In the fourth quarter, the new gasoline desulphurization unit at our Montreal refinery was completed and successfully commissioned. Petro-Canada’s refineries achieved 98 per cent crude utilization in the fourth quarter of 2003 and 100 per cent crude utilization for the full year.

Excluding the impacts related to the closure of the Oakville refinery and the increased tax rates, the refining and supply segment contributed $50 million to Downstream operating earnings in the fourth quarter, while the marketing segment contributed $10 million.  These results compare with contributions of $63 million from refining and supply and $15 million from marketing in the fourth quarter of 2002.

CORPORATE

Shared services contributed $2 million to fourth quarter net earnings in 2003 compared with a loss of $67 million for the same period in 2002.  Fourth quarter 2003 net earnings included a $43 million gain on foreign currency translation compared with a loss of $16 million in the fourth quarter of 2002.

Fourth quarter 2003 interest expense was $43 million compared with $56 million in the prior year.

Effective January 1, 2003, Petro-Canada commenced operating its International segment on a self-sustaining basis.  As a consequence, the Company prospectively changed its accounting for the foreign currency translation of its International subsidiaries, whereby gains and losses arising from translation of their financial statements and associated long-term debt into Canadian dollars are deferred and included as part of shareholders’ equity.  The effect of this change for the fourth quarter and year ended December 31, 2003 was a decrease in net earnings of $20 million and $70 million, respectively.

Stock Options

During the fourth quarter of 2003 the Company elected, effective January 1, 2003 to begin prospectively expensing the value of stock options.  The effect of this change for the three months and year ended, December 31, 2003 was a decrease in net earnings of $2 million and $9 million, respectively.

Pension Valuation

As a result of an updated valuation submitted to the regulatory authorities, Petro-Canada increased its 2003 contributions to $86 million from $22 million in 2002.  Petro-Canada expects to make pension contributions of approximately $86 million in 2004.  Petro-Canada’s pension expense is expected to be approximately $65 million in 2004 compared with $72 million in 2003.

LIQUIDITY AND CAPITAL RESOURCES

Petro-Canada’s total debt at December 31, 2003 was $2 229 million, down from $3 057 million at year-end 2002.  The net decrease since year-end 2002 is attributable to $548 million of net debt repayments and a $280 million reduction due to the revaluation of U.S. dollar denominated long-term debt.  As at December 31, 2003 Petro-Canada’s debt to debt plus equity was 22.4% and debt to cash flow was 0.7 times.  As at December 31, 2002, Petro-Canada’s debt to debt plus equity was 34.6% and debt to 2002 cash flow was 1.3 times.

The Company’s unsecured long-term debt securities are rated Baa2 by Moody’s Investors Service, BBB by Standard & Poor’s and A (low) by Dominion Bond Rating Service.  The Company’s long-term debt ratings remain unchanged from year-end 2002.

As at December 31, 2003, Petro-Canada had available $1 159 million of undrawn bank credit facilities for general corporate purposes.

Petro-Canada’s cash and short-term investments as at December 31, 2003 were $635 million compared with $234 million as at December 31, 2002.

Excluding cash and short-term investments and the current portion of long-term debt, Petro-Canada had an operating working capital deficiency of $52 million at the end of 2003 compared with operating working capital of $36 million as at December 31, 2002.

Petro-Canada does not have any entities structured for special purposes, such as financing arrangements, that are excluded from consolidation.  Commitments and contingent liabilities are disclosed in Note 22 to the 2002 annual financial statements.

RISK

As at December 31, 2003 there has been no material change in the Company’s risks or risk management activities since December 31, 2002.  Petro-Canada’s risk management activities are conducted according to policies and guidelines established by the Board of Directors, using insurance, selective hedging and other techniques.  Readers should refer to Petro-Canada’s 2002 Annual Information Form and the risk management section of the 2002 Management’s Discussion and Analysis.

SHAREHOLDER INFORMATION

As at December 31, 2003, Petro-Canada’s common shares outstanding totaled 265.6 million.  Average diluted shares for the year ended December 31, 2003 were 267.9 million.

Petro-Canada will hold a conference call to discuss these results with investors on Thursday, January 29 at 1615h, Eastern Time.  To participate, please call 1-888-722-1086 or 416-620-2407 at 1605h.  Media are invited to listen to the call by dialing 1-800-238-9065.  Those who are unable to listen to the call live may listen to a recording of it approximately one hour after its completion by calling 1-800-558-5253 (reservation number 21176801) or 416-626-4100 (reservation number 21176801).  A live audio broadcast of the conference call will be available on Petro-Canada’s Internet site at http://www.petro-canada.ca/eng/investor/9255.htm on January 29 at 1615h Eastern Time.  Approximately one hour after the call, a recording of it will be available on the Internet site.

LEGAL NOTICE – FORWARD LOOKING INFORMATION/RESERVES ESTIMATES

This release contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as “plan”, “expect”, “estimate”, “budget” or other similar wording. Forward looking statements include but are not limited to references to drilling plans, construction activities, the submission of development plans, seismic activity, refining margins, oil and gas production levels and the sources of growth thereof, results of exploration activities, and dates by which certain areas may be developed or may come on-stream. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the results of exploration and development drilling and related activities; fluctuation in foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations; and other factors, many of which are beyond the control of Petro-Canada. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States Securities and Exchange Commission (SEC). Petro-Canada’s staff of qualified reserves evaluators generate the reserves estimates used by this corporation. Our reserves staff and management are not considered independent of the corporation for purposes of the Canadian provincial securities commissions. The use of terms such as “probable”, “possible”, “recoverable” or “potential” reserves in this press release does not meet the guidelines of the SEC for inclusion in documents filed with the SEC.  Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive.

Furthermore, the forward-looking statements contained in this news release are made as of the date of this release, and Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

SELECTED OPERATING DATA

December 31, 2003

	Three months ended December 31,		Year ended December 31,
	2003	2002	2003	2002
Before Royalties
Crude oil and natural gas liquids production, net (thousands of barrels per day)
East Coast Oil	87.5	87.5	86.1	71.9
Oil Sands	40.8	34.4	36.1	28.6
Western Canada	15.6	18.7	16.9	18.9
Northwest Europe	38.9	39.5	37.7	27.1
North Africa/Near East	141.3	146.3	143.1	98.4

Natural gas production, net, excluding injectants (millions of cubic feet per day)
Western Canada	694	712	693	722
Northwest Europe	90	89	80	60
North Africa/Near East	28	36	32	30
Northern Latin America	74	41	64	14

Total production(1) (thousands of barrels of oil equivalent per day), Net before royalties	472	472	465	382

After Royalties
Crude oil and natural gas liquids production, net (thousands of barrels per day)
East Coast Oil	85.2	86.4	84.0	70.9
Oil Sands	40.5	34.0	35.7	28.2
Western Canada	11.2	14.0	12.6	14.2
Northwest Europe	38.9	39.5	37.7	27.1
North Africa/Near East	73.9	72.3	77.9	48.1

Natural gas production, net after royalties, excluding injectants (millions of cubic feet per day)
Western Canada	515	541	521	557
Northwest Europe	90	89	80	60
North Africa/Near East	3	9	6	7
Northern Latin America	74	41	64	14

Total production(1) (thousands of barrels of oil equivalent per day), Net after royalties	363	359	359	295

Petroleum product sales (thousands of cubic metres per day)
Gasolines	25.2	25.4	25.8	25.9
Distillates	20.8	21.1	20.5	19.3
Other including petrochemicals	11.7	11.0	10.5	10.5
	57.7	57.5	56.8	55.7

Crude oil processed by Petro-Canada (thousands of cubic metres per day)	48.8	48.5	49.9	50.4
Average refinery utilization (per cent)	98	97	100	101
Downstream earnings from operations after tax (cents per litre)(2)	0.9	1.5	2.0	1.3

(1) Natural gas converted at 6 000 cubic feet of gas to 1 barrel of oil

(2) Before provision for closure of Oakville refinery

AVERAGE PRICE REALIZED

December 31, 2003

	Three months ended December 31,		Year ended December 31,
	2003	2002	2003	2002

Crude oil and natural gas liquids (dollars per barrel)
East Coast Oil	38.66	42.05	39.91	38.84
Oil Sands	28.54	39.49	34.97	39.66
Western Canada	34.77	36.00	38.21	32.01
Northwest Europe	39.72	43.28	41.41	41.10
North Africa/Near East	37.02	40.64	38.49	39.08

Natural gas (dollars per thousand cubic feet)
Western Canada	5.25	5.31	6.50	4.01
Northwest Europe	5.86	5.03	5.42	4.65
North Africa/Near East	4.66	5.00	4.84	4.85
Northern Latin America	3.23	3.56	4.01	3.68

SHARE INFORMATION
December 31, 2003

	Three months ended December 31,		Year ended December 31,
	2003	2002	2003	2002
Average shares outstanding (millions)	265.4	263.5	264.9	262.8
Earnings per share - Basic	0.75	1.35	6.30	3.71
- Diluted	0.75	1.34	6.23	3.67
Cash flow per share	2.37	3.06	12.73	8.66
Dividends per share	0.10	0.10	0.40	0.40
Share Price(2) – High	64.55	50.15	64.55	50.15
– Low	51.96	42.90	45.75	33.90
– Close at December 31	63.91	48.91	63.91	48.91
Shares traded(3) (millions)	37.8	45.2	169.9	196.4

(2) Share prices are for trading on the TSX.

(3) Total shares traded on the TSX and New York Stock Exchanges.

SELECTED FINANCIAL DATA

December 31, 2003

(unaudited, millions of dollars, except share information)

	Three months ended December 31,		Year ended December 31,
	2003	2002	2003	2002

Earnings
Upstream
North American Gas	66	90	479	180
East Coast Oil	137	137	593	430
Oil Sands	(94)	21	(50)	79
International	50	95	297	225
Downstream	34	78	264	254
Shared Services	(41)	(51)	(182)	(144)
Earnings from operations	152	370	1 401	1,024
Foreign currency translation	43	(16)	239	(52)
Gain on asset sales	5	2	29	2
Net earnings	200	356	1 669	974

Average capital employed
Upstream			6 659	5 181
Downstream			2 437	2 347
Shared Services			296	298
Total Company			9 392	7 826

Return on capital employed (per cent)
Upstream			20.5	17.6
Downstream			10.2	11.0
Total Company			18.9	13.9

Operating return on capital employed (per cent)
Upstream			19.8	17.6
Downstream			10.8	10.8
Total Company			16.1	14.5

Return on equity (per cent)			24.7	18.3

Debt			2 229	3 057
Cash and short-term investments			635	234
Debt to cash flow			0.7	1.3
Debt to debt plus equity (per cent)			22.4	34.6

CONSOLIDATED STATEMENT OF EARNINGS

Year ended December 31, 2003

(unaudited, millions of dollars, except per share amounts)

	Three months ended December 31,		Year ended December 31,
	2003	2002	2003	2002

Revenue
Operating	2 931	3 002	12 209	9 917
Investment and other income(3)	(2)	3	12	—
	2 929	3 005	12 221	9 917

Expenses
Crude oil and product purchases	1 270	1 266	5 098	4 556
Operating, marketing and general(4)	618	617	2 407	2 036
Exploration	38	72	271	301
Depreciation, depletion and amortization(4)	459	279	1 539	957
Foreign currency translation (5)	(50)	16	(251)	52
Interest	43	56	182	187
	2 378	2 306	9 246	8 089

Earnings before income taxes	551	699	2 975	1 828

Provision for income taxes (6)
Current	387	304	1 247	959
Future	(36)	39	59	(105)
	351	343	1 306	854

Net Earnings	200	356	1 669	974

Earnings per share
Basic (dollars)	0.75	1.35	6.30	3.71
Diluted (dollars)	0.75	1.34	6.23	3.67

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

Year ended December 31, 2003

(unaudited, millions of dollars)

	Three months ended December 31,		Year ended December 31,
	2003	2002	2003	2002

Retained earnings at beginning of period	3 769	2 050	2 380	1 511
Net earnings	200	356	1 669	974
Dividends on common shares	(26)	(26)	(106)	(105)
Retained earnings at end of period	3 943	2 380	3 943	2 380

Figure references refer to the Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31, 2003

(unaudited, millions of dollars)

	Three months ended December 31,		Year ended December 31,
	2003	2002	2003	2002

Operating activities
Net earnings	200	356	1 669	974
Items not affecting cash flow (7)	390	379	1 432	1 001
Exploration expenses	38	72	271	301
Cash flow	628	807	3 372	2 276
Decrease (increase) in non-cash working capital relating to operating activities and other	75	95	(164)	(226)
Cash flow from operating activities	703	902	3 208	2 050

Investing activities
Expenditures on property, plant and equipment and exploration	(645)	(575)	(2 315)	(1 861)
Proceeds from sale of assets	17	13	165	26
Increase in deferred charges and other assets, net	(35)	(16)	(147)	(72)
Acquisition of oil and gas operations of Veba Oil & Gas GmbH	—	(78)	—	(2 234)
Decrease (increase) in non-cash working capital relating to investing activities	30	(4)	94	(16)
	(633)	(660)	(2 203)	(4 157)
Financing activities
Proceeds from issue of long-term debt (8)	—	—	804	2 100
Reduction of long-term debt (8)	(2)	(350)	(1 352)	(465)
Proceeds from issue of common shares	5	4	50	30
Dividends on common shares	(26)	(26)	(106)	(105)
	(23)	(372)	(604)	1 560

Increase (decrease) in cash and short-term investments	47	(130)	401	(547)
Cash and short-term investments at beginning of period	588	364	234	781
Cash and short-term investments at end of period	635	234	635	234

CONSOLIDATED BALANCE SHEET

As at December 31, 2003

(unaudited, millions of dollars)

	December 31, 2003	December 31, 2002

Assets
Current assets
Cash and short-term investments	635	234
Accounts receivable	1 503	1 596
Inventories	551	585
Prepaid expenses	16	19
	2 705	2 434
Property, plant and equipment, net	10 759	10 084
Goodwill	810	709
Deferred charges and other assets	316	212
	14 590	13 439
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	1 822	1 901
Income taxes payable	300	263
Current portion of long-term debt	6	356
	2 128	2 520
Long-term debt (8)	2 223	2 701
Deferred credits and other liabilities	688	621
Future income taxes	1 830	1 821
Shareholders’ equity (9)	7 721	5 776
	14 590	13 439

Figure references refer to the Notes to the Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, millions of dollars)

(1)                Segmented Information

Three months ended December 31,

	Upstream
	North American Gas		East Coast Oil		Oil Sands		International
	2003	2002	2003	2002	2003	2002	2003	2002
Revenue
Sales to customers and other revenues	243	249	222	186	19	—	495	517
Inter-segment sales	42	58	90	98	87	119	—	—

	285	307	312	284	106	119	495	517

Expenses
Crude oil and product purchases	—	—	—	—	—	—	—	—
Inter-segment transactions	3	1	—	—	10	—	—	—
Operating, marketing and general	50	46	27	21	86	73	106	121
Exploration	24	34	—	4	2	3	12	31
Depreciation, depletion and amortization	66	63	67	62	147	10	104	88
Foreign currency translation	—	—	—	—	—	—	—	—
Interest	—	—	—	—	—	—	—	—

	143	144	94	87	245	86	222	240

Earnings before income taxes	142	163	218	197	(139)	33	273	277

Provision for income taxes
Current	75	71	95	57	(5)	(30)	209	197
Future	—	2	(14)	3	(40)	42	10	(15)

	75	73	81	60	(45)	12	219	182

Net earnings	67	90	137	137	(94)	21	54	95

Expenditures on property, plant and equipment and exploration	166	114	97	70	113	154	89	87

Cash Flow (before changes in non-cash working capital)	157	205	194	197	18	76	179	216

	Downstream		Shared Services		Consolidated
	2003	2002	2003	2002	2003	2002
Revenue
Sales to customers and other revenues	1 947	2 053	3	—	2 929	3 005
Inter-segment sales	3	1	—	—

	1 950	2 054	3	—

Expenses
Crude oil and product purchases	1 272	1 269	(2)	(3)	1 270	1 266
Inter-segment transactions	209	275	—	—
Operating, marketing and general	330	324	19	32	618	617
Exploration	—	—	—	—	38	72
Depreciation, depletion and amortization	74	56	1	—	459	279
Foreign currency translation	—	—	(50)	16	(50)	16
Interest	—	—	43	56	43	56

	1 885	1 924	11	101	2 378	2 306

Earnings before income taxes	65	130	(8)	(101)	551	699

Provision for income taxes
Current	32	52	(19)	(43)	387	304
Future	(1)	(2)	9	9	(36)	39

	31	50	(10)	(34)	351	343

Net earnings	34	80	2	(67)	200	356

Expenditures on property, plant and equipment and exploration	174	143	6	7	645	575

Cash Flow (before changes in non-cash working capital)	111	137	(31)	(24)	628	807

Year ended December 31,

	Upstream
	North American Gas		East Coast Oil		Oil Sands		International
	2003	2002	2003	2002	2003	2002	2003	2002
Revenue
Sales to customers and other revenues	1 271	787	795	567	64	—	1 945	1 239
Inter-segment sales	190	183	482	379	391	406	—	—

	1 461	970	1 277	946	455	406	1 945	1 239

Expenses
Crude oil and product purchases	—	—	—	—	—	—	—	—
Inter-segment transactions	7	3	—	—	36	—	—	—
Operating, marketing and general	199	179	112	92	316	238	407	288
Exploration	146	206	47	17	23	23	55	55
Depreciation, depletion and amortization	263	257	261	220	178	30	444	249
Foreign currency translation	—	—	—	—	—	—	—	—
Interest	—	—	—	—	—	—	—	—

	615	645	420	329	553	291	906	592

Earnings before income taxes	846	325	857	617	(98)	115	1 039	647

Provision for income taxes
Current	227	268	313	172	(20)	(26)	644	413
Future	107	(122)	(49)	15	(28)	62	88	9

	334	146	264	187	(48)	36	732	422

Net earnings	512	179	593	430	(50)	79	307	225

Expenditures on property, plant and equipment and exploration	560	530	344	289	448	462	525	221

Cash Flow (before changes in non-cash working capital)	985	534	869	687	127	196	890	583

	Downstream		Shared Services		Consolidated
	2003	2002	2003	2002	2003	2002
Revenue
Sales to customers and other revenues	8 145	7 318	1	6	12 221	9 917
Inter-segment sales	7	3	—	—

	8 152	7 321	1	6

Expenses
Crude oil and product purchases	5 099	4 556	(1)	—	5 098	4 556
Inter-segment transactions	1 027	968	—	—
Operating, marketing and general	1 299	1 179	74	60	2 407	2 036
Exploration	—	—	—	—	271	301
Depreciation, depletion and amortization	392	200	1	1	1 539	957
Foreign currency translation	—	—	(251)	52	(251)	52
Interest	—	—	182	187	182	187

	7 817	6 903	5	300	9 246	8 089

Earnings before income taxes	335	418	(4)	(294)	2 975	1 828

Provision for income taxes
Current	204	242	(121)	(110)	1 247	959
Future	(118)	(81)	59	12	59	(105)

	86	161	(62)	(98)	1 306	854

Net earnings	249	257	58	(196)	1 669	974

Expenditures on property, plant and equipment and exploration	424	344	14	15	2 315	1 861

Cash Flow (before changes in non-cash working capital)	601	380	(100)	(104)	3 372	2 276

(2)           The note disclosure requirements for annual financial statements provide additional disclosure to that required for interim financial statements.  Accordingly, these interim financial statements should be read in conjunction with the financial statements included in the Company’s 2002 annual report.  The interim financial statements follow the accounting policies summarized in the notes to the annual financial statements except as set out below.

Effective January 1, 2003 Petro-Canada commenced operating its International segment on a self-sustaining basis.  As a consequence, the Company prospectively changed its accounting for the foreign currency translation of its International business segment and gains and losses arising from the translation of the financial statements and associated long-term debt into Canadian dollars are deferred and included as part of shareholders’ equity.  The effect of this change for the three months and year ended December 31, 2003 was a decrease in net earnings of $20 million and $70 million, respectively.  The change also resulted in an increase in property, plant and equipment of $152 million, goodwill of $101 million and shareholders’ equity of $253 million as at December 31, 2003.

During the fourth quarter of 2003, the Company elected to begin prospectively expensing, effective January 1, 2003, the value of stock options pursuant to the transitional accounting provisions of the Canadian Institute of Chartered Accountants for stock-based compensation and other stock-based payments.  As a result, stock options granted during 2003 have been accounted for based on the fair value method at the grant date.  The fair value associated with these options is charged to earnings over the vesting period with a corresponding increase in contributed surplus.  The effect of this change for the three months and year ended December 31, 2003 was a decrease in net earnings of $2 million and $9 million, respectively.  For stock options granted in 2002, the Company elected to continue accounting for these options based on the intrinsic value at the grant date and to disclose the pro forma results as if the fair value method has been used.  Accordingly, the net earnings for 2002 and subsequent years of the vesting period remain unchanged with respect to options issued in 2002 and the pro forma results are disclosed in Note 10.

(3)           Investment and other income for the three months and year ended December 31, 2003 includes a net pre-tax gain on disposal of assets of $7 million and $42 million, respectively.  The net gain for the year ended December 31, 2003 includes gains relating to the disposal of non-core oil and gas properties partially offset by a loss on disposal of Downstream retail sites.  For the three months and year ended December 31, 2003 the gain on disposal increases net earnings by $5 million and $29 million, respectively.

(4)           Following a review of its Eastern Canada refining and supply operations, Petro-Canada announced in September, 2003 it will be ceasing Oakville refining operations and expanding the existing terminalling facilities.  The total charge to earnings related to the shutdown, which is expected to occur December 31, 2004, will be approximately $200 million after-tax of which the following expenses have been recorded in the Downstream segment:

	Three months ended December 31, 2003		Year ended December 31, 2003
	Pre-Tax	After-Tax	Pre-Tax	After-Tax
	(millions of dollars)
Operating, marketing and general expense (de-commissioning and employee related costs)	3	2	54	32
Depreciation and amortization expenses (asset write-downs and increased depreciation)	22	13	196	119
	25	15	250	151

Depreciation, depletion and amortization expense for the three months and year ended December 31, 2003 includes a charge, recorded in the Oil Sands segment, of $136 million ($82 million after-tax) relating mainly to engineering costs incurred in finalizing the Company’s strategy for converting the Edmonton refinery to process an oilsands feedstock.

Depreciation, depletion and amortization expense for the year ended December 31, 2003 includes a charge, recorded in the International segment, of $46 million ($46 million after tax) relating to the impairment of assets in Kazakhstan.

(5)           Foreign currency translation consists of:

	Three months ended December 31,		Year ended December 31,
	2003	2002	2003	2002
	(millions of dollars)

Gain on translation of foreign currency denominated long-term debt (a)	(50)	(5)	(251)	(11)
Loss on translation of International business segment	—	21	—	63
	(50)	16	(251)	52

(a)                        Gains or losses on foreign currency denominated long-term debt associated with self-sustaining international subsidiaries are deferred and included as part of shareholders’ equity.

(6)           The provision for income taxes for the three months and year ended December 31, 2003 has been increased (decreased) by $51 million and $(45) million respectively, as described below, to reflect changes to federal and provincial income tax rates.

For the three months ended December 31, 2003 the provision has been increased by $51 million due to the substantively enacted increase in provincial income tax rates. The adjustment was allocated to the segments as an increase (decrease) to the tax provision as follows: North American Gas - $19 million, East Coast Oil - $14 million, Oil Sands - $9 million, Downstream - $11 million and Shared Services - $(2) million.

During the second quarter of 2003 the provision was reduced by $96 million due primarily to the reduction in federal income tax rates.  The changes, to be introduced over five years, will reduce the applicable rate on resource income to 21% from 28%, provide for the deductions of crown royalties and eliminate the deduction for resource allowance.  The adjustment was allocated to the segments as a (decrease) increase to the tax provision as follows: North American Gas - $(29) million, East Coast Oil - $(21) million, Oil Sands - $(14) million, Downstream - $(45) million and Shared Services - $13 million.

(7)           Items not affecting cash flow:

	Three months ended December 31,		Year ended December 31,
	2003	2002	2003	2002
	(millions of dollars)

Depreciation, depletion and amortization	459	279	1 539	957
Future income taxes	(36)	39	59	(105)
(Gain) loss on sale of assets	(7)	—	(42)	2
Gain on translation of foreign currency denominated long-term debt	(50)	(5)	(251)	(11)
Foreign exchange losses	—	31	—	90
Provision for future removal and site restoration costs	13	11	70	27
Other	11	24	57	41
	390	379	1 432	1 001

(8)           During the year ended December 31, 2003 the Company issued U.S. $300 million 4.00% notes due July 15, 2013 and U.S. $300 million 5.35% notes due July 15, 2033.  In anticipation of issuing this debt, the Company entered into interest rate derivatives, which resulted in effective interest rates for the 10 and 30 year notes of 4.838% and 6.073%, respectively.  The gross proceeds, aggregating $804 million, were used to reduce the outstanding balance of the credit facility related to the acquisition of oil and gas operations of Veba Oil & Gas GmbH.  As at December 31, 2003 the amount of the acquisition credit facility outstanding was $293 million, which is due for repayment on April 30, 2005.

(9)           Shareholders’ equity consists of:

	December 31, 2003	December 31, 2002
(millions of dollars)

Common shares	1 308	1 258
Contributed surplus	2 147	2 138
Retained earnings	3 943	2 380
Foreign currency translation adjustment	323	—
	7 721	5 776

(10)         The following table presents the pro forma net earnings and the pro forma earnings per share computed assuming the fair value based accounting method had been used to account for the compensation cost of stock options granted in 2002.

	Three months ended December 31,
	2003	2002	2003		2002
	Net Earnings		Earnings per Share
	(millions of dollars)		(dollars)
			Basic	Diluted	Basic	Diluted
Net earnings as reported	200	356	0.75	0.75	1.35	1.34
Pro forma adjustment	2	2	—	0.01	0.01	0.01
Pro forma net earnings	198	354	0.75	0.74	1.34	1.33

	Year ended December 31,
	2003	2002	2003		2002
	Net Earnings		Earnings per Share
	(millions of dollars)		(dollars)
			Basic	Diluted	Basic	Diluted
Net earnings as reported	1 669	974	6.30	6.23	3.71	3.67
Pro forma adjustment	8	6	0.03	0.03	0.03	0.03
Pro forma net earnings	1 661	968	6.27	6.20	3.68	3.64

The estimated fair value of options granted in 2003, which is charged to earnings (Note 2), was $17.50 per share.  The estimated weighted average fair value of options granted in 2002, which is incorporated on the pro forma earnings information above, was $12.74 per share.  The fair values have been determined using the Black-Scholes option-pricing model with the following assumptions:

	Year ended December 31,
	2003	2002
Risk-free interest rate	4.4%	4.9%
Expected hold period to exercise	6 years	6 years
Volatility in the market price of the common shares	32%	33%
Estimated annual dividend	1.4%	1.4%